Ramsey filmmaker debuts his first feature

Saturday, April 9, 2011 (original publication front page of Arts and Leisure section)
BY JIM BECKERMAN
The Record
STAFF WRITER



When life gives some guys lemons, they make lemonade. David LaRosa made "Nicky Newark."

"It's definitely therapeutic," says LaRosa, a Ramsey actor and filmmaker who is debuting his first feature film Sunday.

"Nicky Newark" is the story of a frustrated Jersey actor, with women trouble, who is faced with sobering choices about his future.

In short, a character not unlike David LaRosa, who plays the part.

"This has become very cathartic for me, I think," says LaRosa, who also wrote and directed. The film, shot on a $3,000 budget in and around Oradell, Newark, Paterson, Dumont, Ramsey, upstate New York, and New York City gets its gala premiere at Manhattan's Kraine Theatre.

"I took a lot of the negativity I used to feel and put it into this character," LaRosa says. "We're both aspiring actors, we're both looking for our place. But he definitely has more negativity. I've grown out of that."

In fall 2008, LaRosa formed his own production company with three acting-class friends Nick DeMatteo, Janine Laino, and Kate McGrath — all of whom, he says, have suffered some personal or professional setbacks in recent years. That's one of the reasons they decided to call their production company Feenix Films LLC, after the legendary bird that rises from the ashes.

The fact that they spell it "Feenix" — instead of "Phoenix" — is a sly reference to their bare-bones business model. "We need to nix the fee," he says.

Originally from Lincoln Park, the 36-year-old LaRosa has been playing small parts in films and larger parts in community theater productions for several years. Patrons of Bergen County in Oradell, for instance, may have seen him in "Marvin's Room," "The King and I" and "The 1940s Radio Hour."

Yet despite auditioning for everything from the recent "Star Trek" movie to the "True Grit" remake, he's been unable to make his big Hollywood breakthrough. "I never thought my own life was a disaster, but I knew there was a lot of frustration with the business, show business," he says. "I wanted to do something positive and constructive with that frustration."

Some of that frustration, he's channeled, via his production company, into directing: first a Web series, "This End UP," and then a short, "Lock-Load-Love," that played the Manhattan Film Festival. But his alter-ego, Bobby Cannonnolli, the Nicky Newark of the title — in the sense that someone else might be called a "Joe Sixpack" — is his first chance to exorcise his demons head-on. "This movie is about finding your own sovereignty, your own self-empowerment," he says.

Although the film, with a cast of about 30 and a 120-minute running time, is his most ambitious yet, he still had all the troubles that a shoestring budget and a skeleton production crew are heir to. At one point during shooting at an aunt's house in Dumont, he accidentally spilled some tomato sauce. Production ground to a halt while the star and director cleaned the carpet.

"I said, 'This is gonna drive me nuts,' " he recalls. "I realized we definitely needed more people."